UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-149338
 CUSIP Number:  59065A105
(Check One):
☐Form 10-K  ☐  Form 20-F   ☐ Form 11-K  ☒  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR  ☐ Form N-CSR

For period ended:	September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Mesa Energy Holdings, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	5220 Spring Valley Road, Suite 525

City, State and Zip Code:	Dallas, TX 75254

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense due to the substantial time and effort required to complete the purchase accounting for the acquisition of Tchefuncte Natural Resources, LLC.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Paul C. Levites	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒Yes                     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes                      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the three and nine month periods ended September 30, 2011 will change significantly from the comparable period of 2010 as a result of the registrant’s acquisition of Tchefuncte Natural Resources, LLC, a Louisiana company that owns and operates the Lake Hermitage Field in Plaquemines Parish, Louisiana along with properties in four other fields located in Plaquemines and Lafourche Parishes in Louisiana.  The following estimates of income and expense for the period ended September 30, 2011 are preliminary and may change materially upon filing of the 10-Q.

The registrant generated estimated revenues of $4,198,250 for the nine months ended September 30, 2011 compared to $35,999 for the nine months ended September 30, 2010.

The registrant incurred estimated operating expenses of $3,802,865 for the nine months ended September 30, 2011 as compared to $1,843,422 for the nine months ended September 30, 2010.

An estimate of other income and expense cannot yet be stated due to the pending and currently in process evaluation of derivative instruments.  In addition, the finalization of the accounting related to the acquisition of Techefuncte Natural Resources, LLC is yet to be completed.

Mesa Energy Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 15, 2011	By:	/s/Randy M. Griffin

	Name:	Randy M. Griffin
	Title:	Chief Executive Officer